SingTel

08002521

8 April 2008

SEC Mail Mail Processing Section

APR 21 2008

Washington, DC 106

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 31 March 2008 to 4 April 2008.

Our SEC file number is 82-3622.

Yours faithfully

Leila Ashraf (Ms)
Legal Counsel

Encs

PROCESSED
MAY 20 2008
THOMSON REUTERS

dw 5/14

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	03-Apr-2008 14:49:48
Announcement No.	00033

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of foreign securities relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as requested by ASX in accordance with its quotation arrangements.
Attachments:	App3B-310308-sgx.pdf Total size = **300K** (2048K size limit recommended)

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 29 February 2008 492,901,988 Net transfers* (4,029,000) At 31 March 2008 488,872,988 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
488,872,988 (as at 31 March 2008)	CDIs issued over ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,431,861,543 (as at 31 March 2008)	Unquoted ordinary shares (including 8,613,550,910 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
		25,304,950 (as at 31 March 2008)	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 April 2008

Chan Su Shan
Company Secretary

Print name: ....

+ See chapter 19 for defined terms.

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 holders of ORD & DEF GROUPED as at 31 March 2008

Rank	Name	Units	% of Issued CDI's
1	NATIONAL NOMINEES LIMITED	133,623,780	27.33
2	JP MORGAN NOMINEES AUSTRALIA LIMITED	49,373,513	10.10
3	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	43,839,507	8.97
4	ANZ NOMINEES LIMITED <CASH INCOME A/C>	33,166,091	6.78
5	CITICORP NOMINEES PTY LIMITED	19,256,004	3.94
6	COGENT NOMINEES PTY LIMITED	13,604,017	2.78
7	COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS>	12,418,811	2.54
8	RBC DEXIA INVESTOR SERVICES AUSTRALIANOMINEES PTY LIMITED	12,275,222	2.51
9	AMP LIFE LIMITED	10,135,586	2.07
10	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C>	9,436,770	1.93
11	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C>	7,000,000	1.43
12	CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C>	6,505,151	1.33
13	AUSTRALIAN REWARD INVESTMENT ALLIANCE	5,373,031	1.10
14	J P MORGAN NOMINEES AUSTRALIA LIMITED	4,673,148	0.96
15	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C>	4,561,643	0.93
16	CITICORP NOMINEES PTY LIMITED <CFSIL CFS WS SMALL COMP A/C>	4,397,773	0.90
17	THE AUSTRALIAN NATIONAL UNIVERSITY	3,650,000	0.75
18	CITICORP NOMINEES PTY LTD <CWLTH BANK OFF SUPER A/C>	3,552,233	0.73
19	M F CUSTODIANS LTD	2,864,618	0.59
20	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	2,779,351	0.57
	Top 20 holders of ORD & DEF GROUPED as at 31 March 2008	**382,486,249**	**78.24**

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	03-Apr-2008
Time	17:56:51
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	03-Apr-2008
Time	18:02:28
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 securityholders

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	01-Apr-2008 21:18:35
Announcement No.	00196

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Australian Government Advises Termination of OPEL Contract
Description	
Attachments:	382-sgx.pdf Total size = **13K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
COMPANY REGISTRATION NUMBER: 199201624D

Australian Government Advises Termination of OPEL Contract

On 10 September 2007 SingTel announced that OPEL Networks Pty Limited (OPEL), a 50% owned joint venture of Optus Networks Pty Limited (a wholly owned subsidiary of SingTel) with Elders Telecommunications Infrastructure Pty Limited (a wholly owned subsidiary of Futuris Corporation Limited), had finalised a funding agreement with the Australian Government under which OPEL would be eligible to be paid agreed funding of A$958 million to construct a network that would deliver broadband services to rural and regional Australia once certain conditions were satisfied. On 1 April 2008 the Government advised that it considers the conditions have not been satisfied and has terminated the funding agreement.

The joint venturers, Optus and Elders, maintain that all conditions precedent to the funding agreement have been satisfied. The OPEL network was capable of meeting the objectives of the Government's Broadband Connect Infrastructure Program and delivering improved broadband services to 889,322 underserved premises in rural and regional Australia within 2 years at metro-comparable prices.

As previously announced the equity accounted results for OPEL and other commercial arrangements that Optus would have had with OPEL were not expected to have a material impact on the financial statements of the SingTel Group for the year ended 31 March 2008.

For the year ended 31 March 2008, Optus had incurred approximately A$7 million in operating expenses and A$9 million in capital expenditure relating to the Broadband Connect Intrastructure program. In the absence of recoveries from the Government, the capital expenditure of A$9 million will be written off in the quarter ended 31 March 2008.

Dated: 1 April 2008

Facsimile

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	02-Apr-2008
Time	08:30:45
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Australian government Advises Termination of OPEL Contract

END